Filed by Questcor Pharmaceuticals, Inc.

Commission File No. 001-14758

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Commission File No. 001-14758

Transcript

Questcor Employees Video Message Script

April 7, 2014

Participants:	Don Bailey, President and CEO of Questcor Pharmaceuticals, Inc. (“Questcor”)
Mark Trudeau, President and CEO of Mallinckrodt plc (“Mallinckrodt”)

DON BAILEY:

Good afternoon everyone.

As you’ve no doubt heard, today Questcor and Mallinckrodt Pharmaceuticals announced that we’ve reached an agreement to combine the two businesses to form a new, highly diversified, high-growth leader in the specialty pharmaceutical industry.

It’s an exciting transaction and one that I believe represents a significant step forward for Questcor serving not only the long-term best interests of our employees, customers, and shareholders but, most importantly, the thousands of patients who are treated with Acthar.

As you can imagine, it’s been a busy day. But I wanted to make sure that I had a chance to reach out and personally introduce you to Mark Trudeau, President and CEO of Mallinckrodt. I’ve asked him to share a few words about Mallinckrodt and the tremendous growth that we believe our combined company is poised to deliver. Mark?

MARK TRUDEAU:

Thank you, Don, and thanks for the chance to speak directly to your Questcor employees.

As Don said, this is a momentous day for both of our companies. This merger brings together two already-strong, fast-growing specialty pharmaceutical companies and positions us to extend our capabilities as an established global leader in the development and commercialization of specialty therapeutics. We at Mallinckrodt are very excited about this transaction and I wanted to have a chance to tell you directly that I believe strongly that by working together and pooling our talents, we’ll be able to create a truly exceptional company.

We want to capitalize on the achievements that you at Questcor have made to date and support the strong upward trajectory of Acthar that you’ve delivered. I’ve been extremely impressed by all that you’ve done at Questcor, and I’m also intrigued by the unique and positive Questcor culture that Don and others senior Questcor leaders have described. While Questcor commercial operations will continue to function as an independent business unit within Mallinckrodt, we believe that merging with us will provide Acthar with a potential platform for future global growth.

Our newly combined company will have a more diversified product portfolio and greater cash flow, to enable faster and broader development of both Acthar and Synacthen. We’ll have the scale and resources to create a strong platform to deliver sustainable growth, and Acthar will become the leading product in the combined company’s broad portfolio of leading specialty pharmaceutical brands, including EXALGO®, XARTEMIS™ XR and OFIRMEV®, a hospital-based pain asset we just added with our acquisition of Cadence Pharmaceuticals. Don?

DON:

Thanks Mark. Stepping back for just a moment, I want to convey a very personal “Thank You” to the Questcor team. Ever since joining the company, I’ve seen first-hand the incredible hard work and dedication each of you has demonstrated as we built our company into the tremendous success it is today. This merger reflects, and in many ways is a culmination of that effort, and serves as testament to our product quality and, most importantly, the talent and commitment of our employees.

By merging our resources – both people and products – we believe our combined company will achieve significantly accelerated growth. On behalf of our Board and management team, I want to make it clear that we are confident Mallinckrodt is the best partner for us. From our very first discussions, they demonstrated a strong understanding and appreciation of our company, our exceptional Acthar performance to date, and our future potential. Most importantly, in all of our interactions with them, they’ve placed great value on our team’s expertise and the critical nature of the unique medication we provide to patients. Mallinckrodt’s diverse product portfolio and experience in complex, highly specialized areas of the pharmaceutical industry make them a great fit to help drive our business to the next stage of growth.

I’ve also gotten to know Mark, and I’m impressed with his depth of experience in the specialty pharma space and his dedication to growth. Mark has spent his entire career in the Pharmaceutical industry with more than 30 years of experience that includes neuroscience and immunology therapies. Prior to his current role – where he guided the launch of Mallinckrodt as a standalone company – he was President and CEO of Bayer HealthCare Pharmaceuticals. Mark is an excellent leader, and I look forward to continuing to work with him as a member of the combined company’s board of directors. This is an exciting time for us, and I am highly confident about the future.

With that, I’ll turn it back over to Mark.

MARK:

So let me quickly give you some background on Mallinckrodt. While we have a tremendous pharmaceutical heritage of nearly 150 years, in many ways Mallinckrodt is also a young company, having just spun out of Covidien in June of last year. In the nine short months since then, we’ve achieved tremendous growth and made great strides in transforming our business into a high-growth specialty pharmaceutical company. Our stock price has responded as well, gaining 42% in those nine months, reflecting an increase from $44 to $62.52 per share as of Friday’s close.

Driving this growth has been an expansion and diversification of our portfolio —both organically, as with our recent introduction of XARTEMIS XR — and through acquisition. As I mentioned, just last month we announced the close of our acquisition of Cadence Pharmaceuticals, which manufactures OFIRMEV, a high-growth pain product that significantly expanded our ability to serve U.S. hospital customers.

Mallinckrodt has core strengths in the acquisition and management of highly regulated, difficult-to-manage products. We have deep regulatory expertise, and specialized chemistry, formulation and manufacturing capabilities. These unique qualities, along with our keenly focused growth strategy, define our strategic fit with Questcor.

When we close, we expect that Questcor commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment. The business will be led by Steve Cartt, who will report directly to me. And as Don told you, he and two of Questcor’s independent directors will join our board.

Don and I both believe that one of the main value drivers in this merger is the ability of our combined company to leverage the exceptional talent and expertise of both our teams. As a result, we also expect to add other Questcor executives to Mallinckrodt’s executive leadership team. These will be announced at a later date. Mallinckrodt will continue to be domiciled in Ireland, and we’ll have North American offices in Missouri, California, Maryland and Prince Edward Island.

As with all transactions of this sort, until the merger closes, all things at both companies should continue to operate as they normally do. We will establish a joint team to begin to plan the details of integration and will communicate those details to employees as soon as decisions are reached following close of the transaction. We hope to move quickly and expect the transaction to close sometime during the third quarter of this year. In the meantime, I look forward to meeting all of you in person in the coming months.

This is a landmark day for both of our companies, and I proudly look forward to the opportunity to welcome you to Mallinckrodt.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014. Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.